UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November 2010
Commission File Number 001-34919
SUMITOMO MITSUI FINANCIAL GROUP, INC.
(Translation of registrant’s name into English)
1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-________

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.
By:	/s/ Koichi Miyata
	Name:	Koichi Miyata
	Title:	Director and Senior Managing Executive Officer
Date:     November 12, 2010

Financial Results
for the Six Months
ended September 30, 2010
-Supplementary Information-
Sumitomo Mitsui Financial Group, Inc.
Sumitomo Mitsui Banking Corporation

<Table of Contents>

(Notes)	1. <Consolidated>: Consolidated figures of Sumitomo Mitsui Financial Group, Inc. (“SMFG”)

2. <Non-consolidated>: Non-consolidated figures of Sumitomo Mitsui Banking Corporation (“SMBC”)

This material contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of us and our managements with respect to our future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate”, “estimate”, “expect”, “intend”, “may”, “plan”, “probability”, “risk”, “project”, “should”, “seek”, “target” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include the fragility of any economic recovery, both globally and in Japan; our ability to successfully implement its business and capital strategy; the success of our business alliances including those in the consumer finance industry; exposure to new risks as we expand the scope of our business; significant credit-related costs; declines in the value of our securities portfolio. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this material. We undertake no obligation to update or revise any forward-looking statements.
Please refer to our most recent disclosure documents such as our annual report or the registration statement on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as our earnings press release for a more detailed description of the risks and uncertainties that may affect our financial conditions, our operating results, and investors’ decisions.

(Sumitomo Mitsui Financial Group)
Financial Highlights for the Six Months ended September 30, 2010

1. Income Analysis

<SMBC Non-consolidated>	(Millions of yen)

		Six months ended		Six months ended
		Sep. 30, 2010	Change	Sep. 30, 2009
Gross banking profit	1	838,587	119,239	719,348
Excluding gains (losses) on bonds	2	687,402	6,944	680,458
Gross domestic profit	3	572,918	21,396	551,522
Excluding gains (losses) on bonds	4	533,907	(8,783)	542,690
Net interest income	5	432,948	(26,432)	459,380
Trust fees	6	1,025	507	518
Net fees and commissions	7	98,222	2,247	95,975
Net trading income	8	651	(937)	1,588
Net other operating income	9	40,070	46,010	(5,940)
Gains (losses) on bonds	10	39,010	30,179	8,831
Gross international profit	11	265,668	97,843	167,825
Excluding gains (losses) on bonds	12	153,495	15,727	137,768
Net interest income	13	55,293	(3,107)	58,400
Net fees and commissions	14	41,458	6,732	34,726
Net trading income	15	134,525	28,589	105,936
Net other operating income	16	34,391	65,628	(31,237)
Gains (losses) on bonds	17	112,173	82,116	30,057
Expenses (excluding non-recurring losses)	18	(345,330)	(3,620)	(341,710)
Personnel expenses	19	(125,137)	(1,023)	(124,114)
Non-personnel expenses	20	(201,250)	(1,448)	(199,802)
Taxes	21	(18,941)	(1,148)	(17,793)
Banking profit (before provision for general reserve for possible loan losses)	22	493,256	115,619	377,637
Excluding gains (losses) on bonds	23	342,072	3,324	338,748
Provision for general reserve for possible loan losses	24	4,872	(42,775)	47,647
Banking profit	25	498,129	72,844	425,285
Gains (losses) on bonds	26	151,184	112,295	38,889
Non-recurring gains (losses)	27	(105,176)	173,020	(278,196)
Credit costs	28	(48,762)	155,860	(204,622)
Gains (losses) on stocks	29	(18,296)	18,554	(36,850)
Gains on sale of stocks and other securities	30	4,638	408	4,230
Losses on sale of stocks and other securities	31	(950)	(602)	(348)
Losses on devaluation of stocks and other securities	32	(21,984)	18,747	(40,731)
Other non-recurring gains (losses)	33	(38,117)	(1,393)	(36,724)
Ordinary profit	34	392,952	245,863	147,089
Extraordinary gains (losses)	35	(2,926)	(944)	(1,982)
Gains (losses) on disposal of fixed assets	36	(909)	(253)	(656)
Losses on impairment of fixed assets	37	(1,276)	121	(1,397)
Recoveries of written-off claims	38	554	484	70
Income before income taxes	39	390,026	244,920	145,106
Income taxes-current	40	(19,862)	1,775	(21,637)
Income taxes-deferred	41	(18,963)	(8,124)	(10,839)
Net income	42	351,199	238,571	112,628

Total credit cost (24+28+38)	43	(43,335)	113,568	(156,903)
Provision for general reserve for possible loan losses	44	4,872	(42,775)	47,647
Write-off of loans	45	(22,851)	59,650	(82,501)
Provision for specific reserve for possible loan losses	46	(23,769)	65,735	(89,504)
Losses on sales of delinquent loans	47	(2,135)	30,635	(32,770)
Provision for loan loss reserve for specific overseas countries	48	(5)	(158)	153
Recoveries of written-off claims	49	554	484	70

(Note) Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

(Sumitomo Mitsui Financial Group)

<Consolidated>	(Millions of yen)

		Six months ended		Six months ended
		Sep. 30, 2010	Change	Sep. 30, 2009
Consolidated gross profit	1	1,316,760	250,734	1,066,026
Net interest income	2	660,539	(22,625)	683,164
Trust fees	3	1,052	512	540
Net fees and commissions	4	358,518	98,990	259,528
Net trading income	5	188,653	48,067	140,586
Net other operating income	6	107,995	125,789	(17,794)
General and administrative expenses	7	(655,630)	(122,609)	(533,021)
Credit costs	8	(107,094)	161,891	(268,985)
Write-off of loans	9	(60,552)	57,756	(118,308)
Provision for specific reserve for possible loan losses	10	(39,819)	103,155	(142,974)
Provision for general reserve for possible loan losses	11	(2,545)	(32,798)	30,253
Other credit costs	12	(4,175)	33,780	(37,955)
Gains (losses) on stocks	13	(22,582)	(13,654)	(8,928)
Equity in earnings (losses) of affiliates	14	1,627	21,669	(20,042)
Other income (expenses)	15	7,528	20,350	(12,822)
Ordinary profit	16	540,609	318,384	222,225
Extraordinary gains (losses)	17	7,578	(273)	7,851
Losses on impairment of fixed assets	18	(1,414)	349	(1,763)
Recoveries of written-off claims	19	1,307	781	526
Income before income taxes and minority interests	20	548,187	318,111	230,076
Income taxes-current	21	(46,527)	18,416	(64,943)
Income taxes-deferred	22	(27,318)	(42,038)	14,720
Minority interests in net income	23	(56,848)	(535)	(56,313)
Net income	24	417,493	293,953	123,540

(Note)		Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)
+ (Trading income - Trading losses) + (Other operating income - Other operating expenses)

Total credit cost (8+19)	25	(105,787)	162,671	(268,458)

(Reference)				(Billions of yen)
Consolidated net business profit	26	600.6	200.2	400.4

(Note) Consolidated net business profit = (SMBC Non-consolidated banking profit (before provision for general reserve for possible loan losses))
           + (Other consolidated subsidiaries’ ordinary profit (excluding non-recurring items)) + (Affiliates’ ordinary profit) X (Ownership ratio)
- (Internal transactions (dividends, etc.))

(Number of consolidated subsidiaries and affiliates)

		Sep. 30, 2010	Change	Mar. 31, 2010
Consolidated subsidiaries	27	320	13	307
Affiliated companies accounted for by equity method	28	48	(10)	58

(Sumitomo Mitsui Financial Group)
2. Banking Profit per Employee / Overhead Ratio <SMBC Non-consolidated>

		(Millions of yen, %)

	Six months		Six months
	ended	Change	ended
	Sep. 30, 2010		Sep. 30, 2009

(1)Banking profit (before provision for general reserve for possible loan losses)	493,256	115,619	377,637

Per employee (thousands of yen)	21,328	5,021	16,307

(2)Banking profit	498,129	72,844	425,285

Per employee (thousands of yen)	21,538	3,173	18,365

(3)Banking profit (before provision for general reserve for possible loan losses, excluding gains (losses) on bonds)	342,072	3,324	338,748

Per employee (thousands of yen)	14,791	163	14,628

Overhead ratio	41.2	(6.3)	47.5

(Notes)	1.	Employees include executive officers (other than board members) and overseas local staff, and exclude temporary staff, employees temporarily transferred from other companies, and transferred staff to other companies.

	2.	Banking profit per employee is calculated on the basis of the average number of employees during the period.

	3.	Overhead ratio = Expenses (excluding non-recurring losses) / Gross banking profit
3. Interest Spread (Domestic) <SMBC Non-consolidated>

					(%)
			Six months		Six months
	Three months	Three months	ended		ended
	ended	ended	Sep. 30, 2010	Change	Sep. 30, 2009
	Jun. 30, 2010	Sep. 30, 2010

Yield on interest earning assets (A)			1.33	(0.13)	1.46

Interest earned on loans and bills discounted (C)	1.71	1.64	1.68	(0.09)	1.77

Interest earned on securities			0.72	(0.10)	0.82

Total cost of funding (including expenses) (B)			1.01	(0.02)	1.03

Cost of interest bearing liabilities			0.19	(0.03)	0.22

Interest paid on deposits, etc. (D)	0.11	0.10	0.10	(0.05)	0.15

Interest paid on other liabilities			0.29	(0.01)	0.30

Expense ratio			0.82	0.01	0.81

Overall interest spread (A) - (B)			0.32	(0.11)	0.43

Interest spread (C) - (D)	1.60	1.54	1.58	(0.04)	1.62

4. Gains (Losses) on Securities <SMBC Non-consolidated>

			(Millions of yen)
	Six months		Six months
	ended	Change	ended
	Sep. 30, 2010		Sep. 30, 2009

Gains (losses) on bonds	151,184	112,295	38,889

Gains on sales	166,590	110,366	56,224

Losses on sales	(7,743)	(1,317)	(6,426)

Gains on redemption	0	(4)	4

Losses on redemption	(7,662)	3,018	(10,680)

Losses on devaluation	-	231	(231)

Gains (losses) on stocks	(18,296)	18,554	(36,850)

Gains on sales	4,638	408	4,230

Losses on sales	(950)	(602)	(348)

Losses on devaluation	(21,984)	18,747	(40,731)

(Sumitomo Mitsui Financial Group)
5. Unrealized Gains (Losses) on Securities
(1) Evaluation method of securities

Trading purpose		Fair value method (net unrealized gains (losses) are recognized in the fiscal year’s earnings)
Held-to-maturity purpose		Amortized cost method
Other securities	With fair value	Fair value method (net unrealized gains (losses) are directly included in Net assets)
	Whose fair value is extremely difficult to determine	Cost method
Investments in subsidiaries and affiliates		Cost method

(Note) 1.	Securities in money held in trust are valued by the same method as above.

2.	Among Net unrealized gains (losses) on other securities, the amount that is recognized in the fiscal year’s earnings by applying fair value hedge accounting is not included in Net assets.
(2) Unrealized gains (losses)

<SMBC Non-consolidated>						(Millions of yen)
	Sep. 30, 2010					Mar. 31, 2010
	Net unrealized gains (losses)					Net unrealized gains (losses)

	(a)	(a) - (b)	Gains		Losses	(b)	Gains		Losses

Held-to-maturity purpose	87,041	29,138	87,041		-	57,903	58,530		(626)

Stocks of subsidiaries and affiliates	(31,569)	(18,098)	212		(31,782)	(13,471)		-	(13,471)

Other securities	312,769	(208,608)	599,372		(286,603)	521,377	738,870		(217,493)

Stocks	137,694	(233,765)	380,584		(242,889)	371,459	518,132		(146,672)

Bonds	118,247	2,102	121,869		(3,621)	116,145	123,064		(6,918)

Others	56,827	23,055	96,918		(40,091)	33,772	97,674		(63,901)

Other money held in trust	(83)	(145)		-	(83)	62	157		(95)

Total	368,157	(197,715)	686,627		(318,469)	565,872	797,558		(231,686)

Stocks	119,044	(246,935)	380,797		(261,752)	365,979	518,132		(152,153)

Bonds	205,289	31,240	208,911		(3,621)	174,049	181,594		(7,545)

Others	43,824	17,981	96,918		(53,094)	25,843	97,831		(71,987)

(Notes) 1.	The figures above include unrealized gains (losses) on negotiable certificates of deposit in ‘Cash and due from banks’ and beneficiary claims on loan trust in ‘Monetary claims bought,’ etc.

2.
Unrealized gains (losses) of stocks (excluding stocks of subsidiaries and affiliates) are calculated with the average market price during the final month of the interim period. Rest of the securities are valuated at market prices as of the balance sheet date.

3.
Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.
Among Net unrealized gains (losses) on other securities as of September 30, 2010, 968 million yen that are recognized as losses in the earnings by applying fair value hedge accounting are not included in Net assets. Among Net unrealized gains (losses) on other securities as of March 31, 2010, 105 million yen that are recognized as gains in the fiscal year’s earnings by applying fair value hedge accounting are not included in Net assets.

4.
Floating-rate Japanese government bonds which SMBC held as Other securities are carried on the balance sheet at their reasonably estimated amounts in accordance with the “Practical Solution on Measurement of Fair Value of Financial Assets” (Accounting Standard Board of Japan Practical Issues Task Force No. 25, issued on October 28, 2008).

<Consolidated>						(Millions of yen)
	Sep. 30, 2010					Mar. 31, 2010
	Net unrealized gains (losses)					Net unrealized gains (losses)

	(a)	(a) - (b)	Gains		Losses	(b)	Gains	Losses

Held-to-maturity purpose	88,644	30,034	88,685		(40)	58,610	59,344	(734)

Other securities	376,412	(210,002)	654,379		(277,966)	586,414	799,355	(212,941)

Stocks	172,123	(238,861)	397,916		(225,792)	410,984	543,745	(132,761)

Bonds	134,477	10,819	138,243		(3,765)	123,658	131,821	(8,163)

Others	69,811	18,040	118,219		(48,408)	51,771	123,788	(72,017)

Other money held in trust	(83)	(145)		-	(83)	62	157	(95)

Total	464,973	(180,114)	743,064		(278,091)	645,087	858,858	(213,770)

Stocks	172,123	(238,861)	397,916		(225,792)	410,984	543,745	(132,761)

Bonds	223,153	40,784	226,919		(3,765)	182,369	191,162	(8,793)

Others	69,696	17,963	118,228		(48,532)	51,733	123,950	(72,216)

(Notes) 1.	The figures above include unrealized gains (losses) on negotiable certificates of deposit in ‘Cash and due from banks’ and beneficiary claims on loan trust in ‘Monetary claims bought,’ etc.

2.
Unrealized gains (losses) of stocks are mainly calculated with the average market price during the final month of the interim period. Rest of the securities are valuated at market prices as of the balance sheet date.

3.
Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.
Among Net unrealized gains (losses) on other securities as of September 30, 2010, 968 million yen that are recognized as losses in the earnings by applying fair value hedge accounting are not included in Net assets. Among Net unrealized gains (losses) on other securities as of March 31, 2010, 105 million yen that are recognized as gains in the fiscal year’s earnings by applying fair value hedge accounting are not included in Net assets.

4.
Floating-rate Japanese government bonds which SMFG held as Other securities are carried on the consolidated balance sheet at their reasonably estimated amounts in accordance with the “Practical Solution on Measurement of Fair Value of Financial Assets” (Accounting Standard Board of Japan Practical Issues Task Force No. 25, issued on October 28, 2008).

(Sumitomo Mitsui Financial Group)
6. Redemption Schedule of Other Securities <SMBC Non-consolidated>
  Redemption schedule of other securities with maturities and bonds classified as held-to-maturity

						(Billions of yen)

	Sep. 30, 2010					Mar. 31, 2010

	1 year or less	More than	More than	More than 10 years	Total	1 year or less	More than	More than	More than 10 years	Total
		1 year to	5 years to				1 year to	5 years to
		5 years	10 years				5 years	10 years
Bonds	11,604.2	7,788.7	3,911.7	80.8	23,385.4	8,554.9	7,794.1	2,622.0	438.2	19,409.4
Japanese government bonds	11,384.4	5,388.1	3,234.3	-	20,006.8	8,305.2	5,527.3	1,899.2	353.8	16,085.6
Japanese local government bonds	1.1	253.6	53.5	0.0	308.2	5.0	168.4	47.6	0.0	221.2
Japanese corporate bonds	218.7	2,147.0	623.9	80.8	3,070.4	244.6	2,098.3	675.2	84.4	3,102.6
Others	591.6	2,930.8	1,491.0	229.0	5,242.4	657.3	2,700.9	546.6	167.4	4,072.3
Total	12,195.8	10,719.5	5,402.7	309.8	28,627.8	9,212.3	10,495.1	3,168.6	605.7	23,481.8
7. Overview of Derivative Transactions (on Deferred Hedge Accounting Basis)
    <SMBC Non-consolidated>

(Billions of yen)

	Sep. 30, 2010					Mar. 31, 2010
			Net		Net			Net		Net
	Assets	Liabilities	assets		deferred	Assets	Liabilities	assets		deferred
	(a)	(b)	(a) - (b)		gains (losses)	(c)	(d)	(c) - (d)		gains (losses)
Interest rate swaps	112.9	36.0	76.9		11.4	57.0	30.8	26.2		(70.1)
Currency swaps	355.7	12.8	342.9		9.8	170.4	6.6	163.8		3.6
Others	9.3	0.2	9.1		139.1	1.6	0.5	1.1		88.1
Total	477.9	49.0	428.9		160.3	229.0	37.9	191.1		21.6

(Notes) 1. Derivative transactions are valuated at fair value on the balance sheet.

2. SMBC applied deferred hedge or fair value hedge accounting based on Practical Guidelines for Accounting Standard for Financial Instruments as well as deferred hedge accounting for banking industry based on JICPA Industry Audit Committee Report No.24 and No.25.

3. Figures for Net deferred gains (losses) are those before application of tax effect accounting.

(Appendix) Contract amount of interest rate swaps (on deferred hedge accounting basis), classified by maturity

(Billions of yen)

	Sep. 30, 2010					Mar. 31, 2010

	1 year or less	More than	More than 5 years		Total	1 year or less	More than	More than 5 years		Total
		1 year to					1 year to
		5 years					5 years
Receivable fixed rate /payable floating rate	4,072.7	15,611.0	4,161.3		23,845.0	4,467.7	15,282.9	3,137.2		22,887.8
Receivable floating rate /payable fixed rate	1,048.9	4,752.3	3,702.2		9,503.4	1,386.4	4,866.6	4,116.4		10,369.4
Receivable floating rate /payable floating rate	0.5	28.9		-	29.4	30.0	29.8		-	59.8

Total contract amount	5,122.1	20,392.2	7,863.5		33,377.8	5,884.1	20,179.3	7,253.6		33,317.0

(Sumitomo Mitsui Financial Group)
8. Employee Retirement Benefits
(1) Projected benefit obligation

<SMBC Non-consolidated>				(Millions of yen)
		Six months ended		Six months ended
		Sep. 30, 2010	Change	Sep. 30, 2009
Projected benefit obligation*	(A)	837,900	(2,455)	840,355
<Discount rate>		<2.5%>	< - >	<2.5%>
Fair value of plan assets*	(B)	833,893	124,914	708,979
Reserve for employee retirement benefits*	(C)	-	-	-
Prepaid pension cost*	(D)	198,904	(13,932)	212,836
Unrecognized prior service cost (deductible from the obligation)*	(E)	(14,662)	11,084	(25,746)
Unrecognized net actuarial gain (loss)*	(A-B-C+D-E)	217,574	(152,384)	369,958

*As of the beginning of the period

(Reference) <Consolidated>				(Millions of yen)
		Six months ended		Six months ended
		Sep. 30, 2010	Change	Sep. 30, 2009
Projected benefit obligation*	(A)	938,161	20,080	918,081
Fair value of plan assets*	(B)	891,366	148,449	742,917
Reserve for employee retirement benefits*	(C)	41,691	6,048	35,643
Prepaid pension cost*	(D)	205,931	(10,278)	216,209
Unrecognized prior service cost (deductible from the obligation)*	(E)	(15,234)	11,186	(26,420)
Unrecognized net actuarial gain (loss)*	(A-B-C+D-E)	226,268	(155,883)	382,151

*As of the beginning of the period (2) Pension expenses

<SMBC Non-consolidated>				(Millions of yen)
		Six months ended		Six months ended
		Sep. 30, 2010	Change	Sep. 30, 2009
Pension expenses		25,649	(5,526)	31,175
Service cost		8,603	436	8,167
Interest cost on projected benefit obligation		10,473	(31)	10,504
Expected returns on plan assets		(12,773)	(1,174)	(11,599)
Amortization of unrecognized prior service cost		(2,596)	2,946	(5,542)
Amortization of unrecognized net actuarial gain (loss)		21,596	(7,500)	29,096
Others		346	(203)	549

(Reference) <Consolidated>				(Millions of yen)
		Six months ended		Six months ended
		Sep. 30, 2010	Change	Sep. 30, 2009
Pension expenses		33,055	(2,886)	35,941

(Sumitomo Mitsui Financial Group)
9. BIS Capital Ratio

<Consolidated>				(Billions of yen, %)
	Sep. 30, 2010 (a)			Mar. 31, 2010	Sep. 30, 2009
	[Preliminary]	(a) - (b)	(a) - (c)	(b)	(c)

(1) Capital ratio	16.02	1.00	2.89	15.02	13.13
Tier I ratio	12.32	1.17	2.77	11.15	9.55
(2) Tier I	6,362.2	329.9	1,067.0	6,032.3	5,295.2
(3) Tier II	2,360.8	(203.1)	(404.7)	2,563.9	2,765.5
(4) Subtraction items	451.1	(16.8)	(328.1)	467.9	779.2
(5) Total capital (2) + (3) - (4)	8,271.9	143.7	990.4	8,128.2	7,281.5
(6) Risk-adjusted assets	51,612.8	(2,471.7)	(3,810.5)	54,084.5	55,423.3
(7) Required capital (6) X 8%	4,129.0	(197.8)	(304.9)	4,326.8	4,433.9

<SMBC consolidated>

Capital ratio (BIS Guidelines)	18.37	1.69	3.32	16.68	15.05

<SMBC Non-consolidated>

Capital ratio (BIS Guidelines)	20.53	2.25	4.80	18.28	15.73

10. ROE <Consolidated>

(%)
	Six months			FY3/2010	Six months
	ended				ended
	Sep. 30, 2010				Sep. 30, 2009
	(a)	(a) - (b)	(a) - (c)	(b)	(c)

ROE (denominator: Total net assets)	17.0	9.4	8.9	7.6	8.1

(Note)

1.	ROE (denominator: Total net assets)	=	(Net income - Dividends on preferred stocks) X (Number of days in a year (365 days))	X 100
/ (Number of days in the term (183 days (365 days)))
[{(Total net assets at the beginning of the term) - (Number of preferred shares outstanding at the beginning of the term) X (Issue price)}
+ {(Total net assets at the end of the term) - (Number of preferred shares outstanding at the end of the term) X (Issue price)}] / 2
2.	Total net assets = Net assets - Stock acquisition rights - Minority interests

(%)
	Six months			FY3/2010	Six months
	ended				ended
	Sep. 30, 2010				Sep. 30, 2009
	(a)	(a) - (b)	(a) - (c)	(b)	(c)

ROE (denominator: Total stockholders’ equity)	17.3	9.8	9.3	7.5	8.0

(Note)

ROE (denominator: Total stockholders’ equity)	=	(Net income) X (Number of days in a year (365 days)) / (Number of days in the term (183 days (365 days)))	X 100

{(Total stockholders’ equity at the beginning of the term) + (Total stockholders’ equity at the end of the term)} / 2

(Sumitomo Mitsui Financial Group)
11.	Classification under Self-Assessment, Disclosure of Problem Assets, and Write-Offs / Reserves <SMBC Non-consolidated>

(*1)	Includes amount of direct reduction totaling 477.0 billion yen.

(*2)	Includes reserve for assets that are not subject to disclosure based on the Financial Reconstruction Law standards. (Bankrupt/Effectively Bankrupt Borrowers: 4.6 billion yen, Potentially Bankrupt Borrowers: 20.4 billion yen)

(*3)	Reserve ratios for claims on Bankrupt Borrowers, Effectively Bankrupt Borrowers, Potentially Bankrupt Borrowers, Substandard Borrowers and Borrowers Requiring Caution including Substandard Borrowers are the proportion of reserve for the possible loan losses to each category’s total claims, excluding the portion secured by collateral or guarantees, etc.

(*4)	Reserve ratios for claims on Normal Borrowers and Borrowers Requiring Caution (excluding claims to Substandard Borrowers) are the proportion of the reserve for possible loan losses to the respective claims of each category. The reserve ratio for unsecured claims on Borrowers Requiring Caution (excluding claims to Substandard Borrowers) is shown in [ ].

(*5)	Includes amount of Specific Reserve for Borrowers Requiring Caution totaling 17.6 billion yen.

(*6)	The proportion of the reserve to the claims, excluding the portion secured by collateral or guarantees, etc.

(Sumitomo Mitsui Financial Group)
12. Risk-Monitored Loans

<SMBC Non-consolidated>						(Millions of yen)
		Sep. 30, 2010			Mar. 31, 2010	Sep. 30, 2009
		(a)	(a) - (b)	(a) - (c)	(b)	(c)

Risk- monitored loans	Bankrupt loans	82,128	(30,845)	(81,619)	112,973	163,747

	Non-accrual loans	743,894	(32,470)	(83,755)	776,364	827,649

	Past due loans (3 months or more)	11,564	(11,325)	(27,114)	22,889	38,678

	Restructured loans	176,201	20,411	29,170	155,790	147,031

	Total	1,013,788	(54,229)	(163,319)	1,068,017	1,177,107

	Amount of direct reduction	411,356	(359)	(48,520)	411,715	459,876

Total loans (term-end balance)		57,392,444	773,386	(1,506,254)	56,619,058	58,898,698

						(%)

Ratio to total loans	Bankrupt loans	0.1	(0.1)	(0.2)	0.2	0.3

	Non-accrual loans	1.3	(0.1)	(0.1)	1.4	1.4

	Past due loans (3 months or more)	0.0	0.0	(0.1)	0.0	0.1

	Restructured loans	0.3	0.0	0.1	0.3	0.2

	Total	1.8	(0.1)	(0.2)	1.9	2.0

<Consolidated>						(Millions of yen)
		Sep. 30, 2010			Mar. 31, 2010	Sep. 30, 2009
		(a)	(a) - (b)	(a) - (c)	(b)	(c)

Risk- monitored loans	Bankrupt loans	117,082	(48,049)	(128,027)	165,131	245,109

	Non-accrual loans	1,080,363	4,581	(52,031)	1,075,782	1,132,394

	Past due loans (3 months or more)	42,043	3,728	(9,940)	38,315	51,983

	Restructured loans	330,516	80,260	110,132	250,256	220,384

	Total	1,570,004	40,520	(79,869)	1,529,484	1,649,873

	Amount of direct reduction	728,534	901	43,034	727,633	685,500

Total loans (term-end balance)		63,532,671	831,638	(1,023,489)	62,701,033	64,556,160

						(%)

Ratio to total loans	Bankrupt loans	0.2	(0.1)	(0.2)	0.3	0.4

	Non-accrual loans	1.7	0.0	(0.1)	1.7	1.8

	Past due loans (3 months or more)	0.1	0.0	0.0	0.1	0.1

	Restructured loans	0.5	0.1	0.2	0.4	0.3

	Total	2.5	0.1	(0.1)	2.4	2.6

(Sumitomo Mitsui Financial Group)
13. Reserve for Possible Loan Losses

<SMBC Non-consolidated>				(Millions of yen)
	Sep. 30, 2010			Mar. 31, 2010	Sep. 30, 2009
	(a)	(a) - (b)	(a) - (c)	(b)	(c)

Reserve for possible loan losses	747,064	(11,114)	(32,950)	758,178	780,014

General reserve	490,778	(4,872)	33,649	495,650	457,129

Specific reserve	256,096	(6,247)	(66,526)	262,343	322,622

Loan loss reserve for specific overseas countries	190	6	(73)	184	263

Amount of direct reduction	477,022	(1,020)	(59,244)	478,042	536,266

<Consolidated>				(Millions of yen)
	Sep. 30, 2010			Mar. 31, 2010	Sep. 30, 2009
	(a)	(a) - (b)	(a) - (c)	(b)	(c)

Reserve for possible loan losses	1,062,938	(5,391)	(23,249)	1,068,329	1,086,187

General reserve	699,955	(2,651)	50,480	702,606	649,475

Specific reserve	362,394	(2,693)	(73,515)	365,087	435,909

Loan loss reserve for specific overseas countries	588	(48)	(214)	636	802

Amount of direct reduction	858,642	14,861	48,807	843,781	809,835
14. Reserve Ratio to Risk-Monitored Loans

<SMBC Non-consolidated>				(%)
	Sep. 30, 2010			Mar. 31, 2010	Sep. 30, 2009
	(a)	(a) - (b)	(a) - (c)	(b)	(c)

Before direct reduction	85.9	2.4	5.5	83.5	80.4

After direct reduction	73.7	2.7	7.4	71.0	66.3

<Consolidated>				(%)
	Sep. 30, 2010			Mar. 31, 2010	Sep. 30, 2009
	(a)	(a) - (b)	(a) - (c)	(b)	(c)

Before direct reduction	83.6	(1.1)	2.4	84.7	81.2

After direct reduction	67.7	(2.1)	1.9	69.8	65.8

(Note) Reserve ratio to risk-monitored loans = (Reserve for possible loan losses) / (Risk-monitored loans)

(Sumitomo Mitsui Financial Group)
15. Problem Assets Based on the Financial Reconstruction Law and the Coverage

<SMBC Non-consolidated>				(Millions of yen, %)
	Sep. 30, 2010			Mar. 31, 2010	Sep. 30, 2009
	(a)	(a) - (b)	(a) - (c)	(b)	(c)

Bankrupt and quasi-bankrupt assets	178,605	(45,730)	(110,454)	224,335	289,059

Doubtful assets	676,277	(21,393)	(90,891)	697,670	767,168

Substandard loans	187,766	9,087	2,056	178,679	185,710

Total (A)	1,042,648	(58,037)	(199,290)	1,100,685	1,241,938

Normal assets	62,898,942	782,883	(1,343,175)	62,116,059	64,242,117

Total (B)	63,941,591	724,846	(1,542,464)	63,216,745	65,484,055

Problem asset ratio (A/B)	1.63	(0.11)	(0.27)	1.74	1.90

Amount of direct reduction	477,022	(1,020)	(59,244)	478,042	536,266

(Note)
Problem Assets Based on the Financial Reconstruction Law include loans, acceptances and guarantees, temporary advance, and other credit-type assets.
Privately-placed bonds guaranteed by SMBC has been recorded with fair value since March 31, 2010, in accordance with the revision of “Accounting Standard for Financial Instruments.”

				(Millions of yen)
	Sep. 30, 2010			Mar. 31, 2010	Sep. 30, 2009
	(a)	(a) - (b)	(a) - (c)	(b)	(c)

Total coverage (C)	926,072	(70,664)	(213,992)	996,736	1,140,064

Reserve for possible loan losses* (D)	309,470	10,281	(55,398)	299,189	364,868

Amount recoverable by guarantees, collateral and others (E)	616,602	(80,944)	(158,593)	697,546	775,195

(*) Sum of general reserve for substandard loans and specific reserve.

				(%)

Coverage ratio (C) / (A)	88.82	(1.74)	(2.98)	90.56	91.80

Coverage ratio calculated with total reserve for possible loan losses included in the numerator	130.79	(1.47)	5.57	132.26	125.22

				(%)

Reserve ratio to unsecured assets (D) / (A - E)	72.64	(1.58)	(5.53)	74.22	78.17

Reserve ratio calculated with total reserve for possible loan losses included in the numerator	175.35	(12.72)	8.23	188.07	167.12

<Consolidated>				(Millions of yen, %)
	Sep. 30, 2010			Mar. 31, 2010	Sep. 30, 2009
	(a)	(a) - (b)	(a) - (c)	(b)	(c)

Bankrupt and quasi-bankrupt assets	353,327	(39,097)	(118,855)	392,424	472,182

Doubtful assets	871,392	(9,847)	(98,067)	881,239	969,459

Substandard loans	383,059	84,880	102,065	298,179	280,994

Total (A)	1,607,778	35,936	(114,857)	1,571,842	1,722,635

Normal assets	69,846,416	1,415,081	(511,025)	68,431,335	70,357,441

Total (B)	71,454,194	1,451,017	(625,882)	70,003,177	72,080,076

Problem asset ratio (A/B)	2.25	0.00	(0.14)	2.25	2.39

				(Millions of yen)
	Sep. 30, 2010			Mar. 31, 2010	Sep. 30, 2009
	(a)	(a) - (b)	(a) - (c)	(b)	(c)

Total coverage (C)	1,374,154	(15,125)	(162,060)	1,389,279	1,536,214

Reserve for possible loan losses (D)	417,326	42,943	(25,067)	374,383	442,393

Amount recoverable due to guarantees, collateral and others (E)	956,828	(58,068)	(136,993)	1,014,896	1,093,821

				(%)

Coverage ratio (C) / (A)	85.47	(2.92)	(3.71)	88.39	89.18

Coverage ratio calculated with total reserve for possible loan losses included in the numerator	125.62	(6.91)	(0.93)	132.53	126.55

				(%)

Reserve ratio to unsecured assets (D) / (A - E)	64.11	(3.11)	(6.24)	67.22	70.35

Reserve ratio calculated with total reserve for possible loan losses included in the numerator	163.29	(28.53)	(9.45)	191.82	172.74

(Sumitomo Mitsui Financial Group)
16. Progress in Off-Balancing of Problem Assets <SMBC Non-consolidated>

					(Billions of yen)

	Mar. 31, 2010	Change in the six months ended Sep. 30, 2010	Problem assets newly classified during the six months ended Sep. 30, 2010	Amount of off-balancing	Sep. 30, 2010

Bankrupt and quasi-bankrupt assets	224.3	(45.7)	23.4	(69.1)	178.6
Doubtful assets	697.7	(21.4)	159.8	(181.2)	676.3

Total	922.0	(67.1)	183.2	(250.3)	854.9

Result of measures connected to off-balancing (*1)	186.5				148.2

Disposition by borrowers’ liquidation	(23.3)

Reconstructive disposition	(6.1)

Improvement in debtors’ performance due to reconstructive disposition	-

Loan sales to market	(23.3)

Direct write-offs	20.1

Others	(217.7)

Collection/repayment, etc.	(186.2)

Improvement in debtors’ performance	(31.5)

Total	(250.3)

(*1)	The measures connected to off-balancing are legal reorganizations and other similar measures, corporate splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small- and medium-sized enterprises, and trusts to RCC for the purpose of revitalization which is scheduled to be off-balanced before the maturity.
(*2)	1.	“Disposition by borrowers’ liquidation” refers to abandonment or write-off of loans involved in bankruptcy liquidation proceedings (bankruptcy or special liquidations).
	2.	“Reconstructive disposition” refers to abandonment of loans involved in reconstructive bankruptcy proceedings (corporate reorganization, civil rehabilitation, composition and arrangement), debt forgiveness involved in special mediation or other types of civil mediation, or debt forgiveness for restructuring involved in private reorganization.

(Sumitomo Mitsui Financial Group)
 17. Loan Portfolio, Classified by Industry <SMBC Non-consolidated>
 (1) Loans and bills discounted, classified by industry

											(Millions of yen, %)
	Sep. 30, 2010						Mar. 31, 2010				Sep. 30, 2009
	(a)		Composition		(a) - (b)	(a) - (c)	(b)		Composition		(c)		Composition
			ratio						ratio				ratio

Domestic offices (excluding offshore banking account)	50,516,218		100.0		990,477	(944,358)	49,525,741		100.0		51,460,576		100.0

Manufacturing	6,056,497		12.0		(251,703)	(390,401)	6,308,200		12.8		6,446,898		12.5
Agriculture, forestry, fisheries, and mining	117,398		0.2		(29,367)	(4,436)	146,765		0.3		121,834		0.2
Construction	842,617		1.7		(55,370)	(176,301)	897,987		1.8		1,018,918		2.0
Transportation, communications and public enterprises	3,048,258		6.0		(19,453)	(58,744)	3,067,711		6.2		3,107,002		6.0
Wholesale and retail	3,902,705		7.7		(158,562)	(388,962)	4,061,267		8.2		4,291,667		8.3
Finance and insurance	5,759,083		11.4		(148,343)	(230,912)	5,907,426		11.9		5,989,995		11.7
Real estate and goods rental and leasing	6,552,915		13.0		(256,665)	(538,345)	6,809,580		13.7		7,091,260		13.8
Various services	3,619,545		7.2		(149,785)	(346,711)	3,769,330		7.6		3,966,256		7.7
Municipalities	1,041,730		2.0		57,544	64,599	984,186		2.0		977,131		1.9
Others	19,575,467		38.8		2,002,180	1,125,857	17,573,287		35.5		18,449,610		35.9

Overseas offices and offshore banking accounts	6,876,225		100.0		(217,091)	(561,897)	7,093,316		100.0		7,438,122		100.0

Public sector	26,588		0.4		5,268	6,528	21,320		0.3		20,060		0.3
Financial institutions	507,889		7.4		22,997	40,766	484,892		6.8		467,123		6.3
Commerce and industry	5,849,983		85.1		(176,297)	(543,760)	6,026,280		85.0		6,393,743		85.9
Others	491,763		7.1		(69,060)	(65,432)	560,823		7.9		557,195		7.5

Total	57,392,444			-	773,386	(1,506,254)	56,619,058			-	58,898,698			-

Risk-Monitored Loans											(Millions of yen, %)
	Sep. 30, 2010						Mar. 31, 2010				Sep. 30, 2009
	(a)		Composition		(a) - (b)	(a) - (c)	(b)		Composition		(c)		Composition
			ratio						ratio				ratio

Domestic offices (excluding offshore banking account)	868,020		100.0		(63,155)	(182,668)	931,175		100.0		1,050,688		100.0

Manufacturing	90,188		10.4		9,673	2,332	80,515		8.6		87,856		8.4
Agriculture, forestry, fisheries, and mining	3,828		0.4		(156)	694	3,984		0.4		3,134		0.3
Construction	53,110		6.1		(9,459)	(30,382)	62,569		6.7		83,492		7.9
Transportation, communications and public enterprises	69,853		8.0		(11,001)	(41,024)	80,854		8.7		110,877		10.6
Wholesale and retail	99,289		11.5		1,980	(9,542)	97,309		10.5		108,831		10.4
Finance and insurance	13,761		1.6		(8,679)	(24,693)	22,440		2.4		38,454		3.7
Real estate and goods rental and leasing	296,722		34.2		(19,430)	(66,087)	316,152		34.0		362,809		34.5
Various services	159,503		18.4		(17,512)	(1,739)	177,015		19.0		161,242		15.3
Municipalities		-		-	-	-		-		-		-		-
Others	81,761		9.4		(8,572)	(12,228)	90,333		9.7		93,989		8.9

Overseas offices and offshore banking accounts	145,768		100.0		8,927	19,349	136,841		100.0		126,419		100.0

Public sector		-		-	-	-		-		-		-		-
Financial institutions	8,514		5.8		(2,675)	(5,893)	11,189		8.2		14,407		11.4
Commerce and industry	137,253		94.2		11,602	25,241	125,651		91.8		112,012		88.6
Others		-		-	-	-		-		-		-		-

Total	1,013,788			-	(54,229)	(163,319)	1,068,017			-	1,177,107			-

(Sumitomo Mitsui Financial Group)
(2) Problem assets based on the Financial Reconstruction Law classified by industry, and reserve ratio
(Millions of yen, %)

	Sep. 30, 2010				Mar. 31, 2010	Sep. 30, 2009
	(a)	Reserve ratio	(a) - (b)	(a) - (c)	(b)	(c)

Domestic offices (excluding offshore banking account)	891,905	76.7	(66,851)	(217,342)	958,756	1,109,247

Manufacturing	93,130	72.3	8,967	(3,472)	84,163	96,602
Agriculture, forestry, fisheries, and mining	3,885	72.7	(166)	328	4,051	3,557
Construction	55,445	82.0	(10,710)	(32,438)	66,155	87,883
Transportation, communications and public enterprises	70,055	71.5	(11,132)	(46,678)	81,187	116,733
Wholesale and retail	104,112	78.9	1,904	(12,827)	102,208	116,939
Finance and insurance	14,626	64.8	(8,710)	(24,761)	23,336	39,387
Real estate and goods rental and leasing	303,161	84.6	(20,690)	(75,758)	323,851	378,919
Various services	163,634	64.7	(17,697)	(9,612)	181,331	173,246
Municipalities	-	-	-	-	-	-
Others	83,853	100.0	(8,618)	(12,124)	92,471	95,977

Overseas offices and offshore banking accounts	150,742	60.7	8,813	18,052	141,929	132,690

Public sector	-	-	-	-	-	-
Financial institutions	8,975	65.0	(2,693)	(5,916)	11,668	14,891
Commerce and industry	141,767	60.5	11,506	23,969	130,261	117,798
Others	-	-	-	-	-	-

Total	1,042,648	72.6	(58,037)	(199,290)	1,100,685	1,241,938

(Notes)	1.	Problem assets based on the Financial Reconstruction Law include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

	2.	Reserve ratio = (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others) X 100

		Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.
(3) Consumer loans outstanding
(Millions of yen)

	Sep. 30, 2010			Mar. 31, 2010	Sep. 30, 2009

	(a)	(a) - (b)	(a) - (c)	(b)	(c)

Consumer loans	15,360,685	(39,846)	204,535	15,400,531	15,156,150

Housing loans	14,472,781	(24,727)	232,896	14,497,508	14,239,885

Residential purpose	11,050,254	39,557	330,710	11,010,697	10,719,544

Other consumer loans	887,903	(15,120)	(28,361)	903,023	916,264

(4) Loans to small- and medium-sized enterprises, etc.

(Millions of yen, %)
	Sep. 30, 2010			Mar. 31, 2010	Sep. 30, 2009
	(a)	(a) - (b)	(a) - (c)	(b)	(c)

Outstanding balance	33,908,478	(548,620)	(773,866)	34,457,098	34,682,344

Ratio to total loans	67.1	(2.5)	(0.3)	69.6	67.4

 (Note) Outstanding balance does not include loans at overseas offices and offshore banking accounts.

(Sumitomo Mitsui Financial Group)
 18. Loan Portfolio, Classified by Country <SMBC Non-consolidated>
  (1) Loans to specific overseas countries

							(Millions of yen)
	Sep. 30, 2010					Mar. 31, 2010	Sep. 30, 2009
	(a)	(a) - (b)		(a) - (c)		(b)	(c)

Loan balance	1,464	125		(1,337)		1,339	2,801

Number of countries	4		-		-	4	4

 (2) Loans outstanding, classified by major domicile
(Millions of yen, %)

	Sep. 30, 2010				Mar. 31, 2010		Sep. 30, 2009
	(a)	Composition	(a) - (b)	(a) - (c)	(b)	Composition	(c)	Composition
		ratio				ratio		ratio

Asia	2,139,813	26.5	68,641	107,814	2,071,172	25.1	2,031,999	24.0

Indonesia	99,467	1.2	11,383	19,920	88,084	1.1	79,547	1.0

Thailand	296,217	3.7	2,749	14,410	293,468	3.5	281,807	3.3

Korea	214,986	2.7	20,982	30,884	194,004	2.3	184,102	2.2

Hong Kong	521,945	6.5	3,869	30,824	518,076	6.3	491,121	5.8

China	84,943	1.0	(1,369)	(36,429)	86,312	1.0	121,372	1.4

Singapore	521,291	6.4	(5,354)	1,962	526,645	6.4	519,329	6.1

India	184,471	2.3	38,823	40,945	145,648	1.8	143,526	1.7

Others	216,489	2.7	(2,444)	5,298	218,933	2.7	211,191	2.5

North America	2,322,706	28.8	(136,890)	(420,323)	2,459,596	29.8	2,743,029	32.4

Central and South America	1,081,273	13.4	70,443	218,132	1,010,830	12.3	863,141	10.2

Brazil	95,339	1.2	925	16,537	94,414	1.1	78,802	0.9

Panama	837,268	10.4	56,337	148,576	780,931	9.5	688,692	8.2

Others	148,665	1.8	13,181	53,018	135,484	1.7	95,647	1.1

Western Europe	1,094,828	13.6	(90,100)	(250,894)	1,184,928	14.4	1,345,722	15.9

Eastern Europe	299,188	3.7	(92,230)	(106,268)	391,418	4.8	405,456	4.7

Russia	248,937	3.1	(85,803)	(93,598)	334,740	4.1	342,535	4.0

Others	50,251	0.6	(6,426)	(12,670)	56,677	0.7	62,921	0.7

Others	1,122,846	14.0	(1,017)	37,957	1,123,863	13.6	1,084,889	12.8

Total	8,060,657	100.0	(181,153)	(413,581)	8,241,810	100.0	8,474,238	100.0

 (Notes) Classified by domicile of debtors.
 (3) Problem assets based on the Financial Reconstruction Law, classified by domicile
(Millions of yen, %)

	Sep. 30, 2010							Mar. 31, 2010		Sep. 30, 2009
	(a)		Reserve ratio		(a) - (b)	(a) - (c)		(b)		(c)

Overseas offices and offshore banking accounts	150,742		60.7		8,813	18,052		141,929		132,690

Asia	7,048		61.3		759	312		6,289		6,736

North America	47,982		100.0		(28,348)	(61,842)		76,330		109,824

Central and South America		-		-	-		-		-		-

Western Europe	16,436		58.1		4,112	8,993		12,324		7,443

Eastern Europe	36,493		41.0		(3,377)	35,716		39,870		777

Others	42,781		63.1		35,668	34,872		7,113		7,909

(Notes) 1.	Problem assets based on the Financial Reconstruction Law include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

2.	Reserve ratio

= (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others) X 100

Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

3.	Classified by domicile of debtors.

(Sumitomo Mitsui Financial Group)
19. Deposits and Loans <SMBC Non-consolidated>
(1) Deposits and loans outstanding

				(Millions of yen, %)
	Six months			FY3/2010	Six months
	ended				ended
	Sep. 30, 2010				Sep. 30, 2009
	(a)	(a) - (b)	(a) - (c)	(b)	(c)

Deposits (period-end balance)	70,257,529	(199,737)	1,410,880	70,457,266	68,846,649

Deposits (average balance)	68,807,345	367,929	458,058	68,439,416	68,349,287

Domestic units	61,134,266	1,304,879	1,508,764	59,829,387	59,625,502

Average yield	0.09	(0.03)	(0.05)	0.12	0.14

Loans (period-end balance)	57,392,444	773,386	(1,506,254)	56,619,058	58,898,698

Loans (average balance)	56,271,712	(2,813,269)	(3,314,536)	59,084,981	59,586,248

Domestic units	47,859,784	(1,983,658)	(2,196,119)	49,843,442	50,055,903

Average yield	1.68	(0.06)	(0.09)	1.74	1.77

(Note) Deposits do not include “negotiable certificates of deposit.”

(2) Deposits outstanding, classified by type of depositor
				(Millions of yen)
	Sep. 30, 2010			Mar. 31, 2010	Sep. 30, 2009
	(a)	(a) - (b)	(a) - (c)	(b)	(c)

Domestic deposits	68,346,354	787,294	2,595,831	67,559,060	65,750,523

Individual	35,811,996	174,012	639,835	35,637,984	35,172,161

Corporate	32,534,358	613,282	1,955,996	31,921,076	30,578,362

(Note) Figures are before adjustment on interoffice accounts in transit. Excludes “negotiable certificates of deposit” and Japan offshore banking accounts.

(Reference)				(Billions of yen)
	Sep. 30, 2010			Mar. 31, 2010	Sep. 30, 2009
	(a)	(a) - (b)	(a) - (c)	(b)	(c)

Outstanding balance of investment trusts	2,883.2	(48.2)	191.6	2,931.4	2,691.6

Balance to individuals	2,579.2	(41.5)	161.6	2,620.7	2,417.6

(Note) Balance of investment trusts is recognized on a contract basis and measured according to each fund’s net asset balance at the term-end.

			(Billions of yen)
	Six months		Six months	FY3/2010
	ended		ended
	Sep. 30, 2010		Sep. 30, 2009
	(a)	(a) - (b)	(b)

Sales of investment trusts to individuals	515.7	169.9	345.8	809.7

Sales of Pension-type insurance	110.2	(78.9)	189.1	381.8

(Sumitomo Mitsui Financial Group)
20. Other Financial Data <SMBC Non-consolidated>
(1) Debt Forgiveness

(Billions of yen)
Six months ended
Sep. 30, 2010

Number of companies whose debts have been forgiven	-

Principal amount forgiven	-

(Note) Debt forgiveness associated with legal settlement is not included.

(2) Outstanding Balance and the Amount Sold of Stocks in Other Securities

		(Billions of yen)		(Billions of yen)
	Sep. 30, 2010	Mar. 31, 2010		Six months ended
				Sep. 30, 2010

Balance sheet amount	2,296.9	2,533.3	Amount sold	approx.	(4.0)

Acquisition cost	2,159.2	2,161.8

21. Number of Directors and Employees <SMBC Non-consolidated>

	Sep. 30, 2010			Mar. 31, 2010	Sep. 30, 2009
	(a)	(a) - (b)	(a) - (c)	(b)	(c)

Directors and auditors*1	26	3	1	23	25

Executive officers*2	60	4	4	56	56

Employees*3	22,961	501	48	22,460	22,913

(*1) Include those of SMFG.

(*2) Who are not board members.

(*3) Include overseas local staff but exclude executive officers, contract employees, and temporary staff. Number of employees is reported on the basis of full-time workers.

22. Number of Offices <SMBC Non-consolidated>

	Sep. 30, 2010			Mar. 31, 2010	Sep. 30, 2009
	(a)	(a) - (b)	(a) - (c)	(b)	(c)

Domestic branches*	436	(1)	7	437	429

Domestic sub-branches and agents	165	-	2	165	163

Overseas branches	15	-	-	15	15

Overseas sub-branches	7	1	2	6	5

Overseas representative offices	12	(1)	(2)	13	14

(Reference)

Number of offices of SMBC Europe	4	-	-	4	4

Number of offices of SMBC (China)	10	2	2	8	8

(*) Branches specialized in receiving money transfers, branches specialized in controlling ATMs in convenience stores, and branches specialized in international business operations are excluded.

(Sumitomo Mitsui Financial Group)
23. Deferred Tax Assets

								(Reference)
(1) Deferred Tax Assets on the Balance Sheet							(Billions of yen)	Temporary
								differences
<SMBC Non-consolidated>				Sep. 30, 2010	Change from	Change from	Mar. 31, 2010	Sep. 30, 2010
					Mar. 31, 2010	Sep. 30, 2009
(a) Total deferred tax assets	(b-c	)	1	631.2	(43.8)	(108.0)	675.0
(b) Subtotal of deferred tax assets			2	1,407.0	(127.2)	(211.8)	1,534.2	3,419.3
Reserve for possible loan losses			3	249.6	5.1	47.2	244.5	614.3
Write-off of loans			4	142.3	2.0	(17.6)	140.3	350.3
Taxable write-off of securities			5	540.5	18.9	14.2	521.6	1,330.4
Reserve for employee retirement benefits			6	56.4	1.3	4.7	55.1	138.7
Depreciation			7	10.4	(0.0)	3.0	10.4	25.6
Reserve for possible losses on investments			8	5.2	5.2	4.3	-	12.9
Net unrealized losses on other securities			9	62.1	30.1	34.4	32.0	152.9
Net deferred losses on hedges			10	-	(26.5)	(14.8)	26.5	-
Net operating loss carryforwards			11	267.7	(162.0)	(296.6)	429.7	615.2
Others			12	72.8	(1.3)	9.4	74.1	179.0
(c) Valuation allowance			13	775.8	(83.4)	(103.8)	859.2
(d) Total deferred tax liabilities			14	195.4	(23.0)	(26.0)	218.4	481.0
Gain on securities contributed to employee retirement benefits trust			15	41.6	-	-	41.6	102.3
Net unrealized gains on other securities			16	120.9	(33.4)	(38.7)	154.3	297.5
Net deferred gains on hedges			17	12.4	12.4	12.4	-	30.7
Others			18	20.5	(2.0)	0.3	22.5	50.5
Net deferred tax assets (Balance sheet amount)	(a-d	)	19	435.8	(20.8)	(82.0)	456.6
Amount corresponding to the deferred tax assets shown in line 10	(*1)		20	(12.4)	(38.9)	(27.2)	26.5	(30.7)
Amount corresponding to the deferred tax liabilities shown in line 16	(*2)		21	(104.9)	37.1	45.3	(142.0)	(313.7)
Net deferred tax assets excluding the amount shown in line 20 and 21			22	553.1	(19.0)	(100.1)	572.1	1,385.4

Effective income tax rate			23	40.63%	-	-	40.63%
<Consolidated>
(e) Net deferred tax assets			24	691.5	(10.6)	19.5	702.1
(f) Tier I			25	6,362.2	329.9	1,067.0	6,032.3
Net deferred tax assets/Tier I	(e/f	)	26	10.9%	(0.7)%	(1.8)%	11.6%

(*1)	Companies may consider net deferred losses on hedges to be collectable, in case they assess the collectability of deferred tax assets on the basis of their future taxable income as stipulated in examples (4) proviso of the practical guidelines on assessing the collectability of deferred tax assets issued by the JICPA. [“Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet” (ASBJ Guidance No.8)].

(*2)	Deferred tax assets are recognized on the balance sheet on a net basis after offsetting against deferred tax liabilities arising from net unrealized gains on other securities. But the collectability is assessed for the gross deferred tax assets, before offsetting against deferred tax liabilities.

(JICPA Auditing Committee Report No.70 “Auditing Treatment Regarding Application of Tax Effect Accounting to Valuation Differences on Other Securities and Losses on Impairment of Fixed Assets”)

(Sumitomo Mitsui Financial Group)
(2) Reason for Recognition of Deferred Tax Assets

(a) Recognition Criteria	Practical Guideline, examples (4) proviso
(1)	SMBC has significant tax loss carryforwards resulting from taking the measures described below in order to quickly strengthen its financial base, and are accordingly judged to be attributable to extraordinary factors. As a result, with regard to temporary differences which are considered to be reversible, SMBC recognized deferred tax assets within the limits of the estimated future taxable income for the period (approximately 5 years) pursuant to the practical guidelines on assessing the collectability of deferred tax assets issued by the JICPA (“Practical Guidelines”) (*1).
(a)	Disposal of Non-performing Loans

SMBC established internal standards for write-offs and provisions based on self-assessment in accordance with the “Prompt Corrective Action” adopted in FY3/1999 pursuant to the law concerning the maintenance of sound management of financial institutions (June 1996). SMBC has been aggressively disposing of non-performing loans and bolstering provisions against the risk of asset deterioration under the severe business environment of a prolonged sluggish economy.

In addition, pursuant to the government’s “Program for Financial Revival” of October 2002, SMBC accelerated the disposal of non-performing loans in order to reduce the problem asset ratio to half by the end of FY3/2005. As a result, SMBC achieved this target 6 months ahead of schedule, in the first half of FY3/2005.

In these processes, the amount of taxable disposals of non-performing loans(*2) increased and accumulated. Afterwards, despite of the increased amount of the taxable disposal due to the credit cost, the realized amount of taxable disposals also increased steadily.

(b)	Disposal of Unrealized Losses on Stocks

SMBC has been accelerating its effort to reduce stockholdings in order to lower the risk of stock price fluctuations, and to comply, at an early date, with the regulation limiting stockholdings that was adopted in FY3/2002.

During FY3/2003, SMBC sold stocks and reduced the balance by approximately 1.1 trillion yen, and also disposed in lump sum unrealized losses on stocks of approximately 1.2 trillion yen by writing off impaired stocks and using the gains on the March 2003 merger. Consequently, SMBC complied with the regulation limiting stockholdings at the end of FY3/2003, before the deadline.

As a result, the outstanding balance of taxable write-offs of securities (*2) increased temporarily (from approximately 0.1 trillion yen as of March 31, 1999 to approximately 1.5 trillion yen as of March 31, 2003). Afterwards, despite of the increased amount of the taxable disposal resulting from the reducing the balance of the stocks and securities, taxable write-offs of securities carried out in the past were realized through the sales of the securities stocks.
(2)	Consequently, tax loss carryforwards (*2) amounted to approximately 620 billion yen as of September 30, 2010. No material tax loss carryforwards have expired in the past.
(*1) JICPA Auditing Committee Report No.66 “Auditing Treatment Regarding Judgment of Realizability of Deferred Tax Assets”
(*2) Corresponds to “Temporary differences” in the table on the previous page.

(b) Period for Future Taxable Income to be estimated	5 years
  (c) Accumulated Amount of Estimated Future Taxable Income before Adjustments for the Next 5 Years
(Billions of yen)

			Estimates of
			next 5 years
	Banking profit (before provision for general reserve for possible loan losses)	1	3,888.1

A	Income before income taxes	2	2,061.8

B	Adjustments to taxable income (excluding reversal of temporary differences as of Sep. 30, 2010)	3	423.0
C	Taxable income before adjustments (A+B)	4	2,484.8

	Deferred tax assets corresponding to taxable income before adjustments	5	1,009.6

[Basic Policy]
(1)	Estimate when the temporary differences will be reversed

(2)	Conservatively estimate the taxable income before adjustments for the next 5 years
(a)	Rationally make earnings projection for the next five years, based on internal management plans.

(b)	Reduce the earnings projection by reasonable amount, reflecting the uncertainty of the projection.

(c)	Add the necessary adjustments if any.
(3)	Calculate and record the amount of “deferred tax assets” by multiplying effective tax rate and the taxable income before adjustments estimated above.

(Reference) Income of final return (before deducting operating loss carryforwards) for the last 5 years
(Billions of yen)

	FY3/2006	FY3/2007	FY3/2008	FY3/2009	FY3/2010	1st half FY3/2011
Income of final return (before deducting operating loss carryforwards)	(652.4)	(67.0)	746.7	350.4	615.7	378.2

(Notes) 1.	(Income of final return before deduction of operating loss carryforwards)

= (Taxable income before adjustments for each fiscal year) - (Temporary differences to be reversed for each fiscal year)

2.	The figures above include amounts arising from “extraordinary factors” that are specified in the Practical Guideline.

Taxable income has been reported each year when these amounts are excluded.

3.	This figures for September 30, 2010 were estimated in interim closing.

(Sumitomo Mitsui Financial Group)
  24. Earnings Forecast for FY3/2011
  Sumitomo Mitsui Financial Group, Inc.

<Non-consolidated>			(Billions of yen)
	FY3/2011		FY3/2010
	Forecast	Change	Result

Operating income	220.0	86.7	133.3
Operating profit	200.0	83.3	116.7
Ordinary profit	190.0	95.5	94.5
Net income	190.0	123.8	66.2

Dividend per share forecast			(Yen)
	FY3/2011		FY3/2010
	Interim	Annual	Annual
		(Forecast)	Result
Common stock	50	100	100
Type 4 preferred stock			67,500
Type 6 preferred stock	44,250	88,500	88,500

(Reference)			(Billions of yen)
Total dividend planned	73.6	147.2	131.6

<Consolidated>			(Billions of yen)
	FY3/2011		FY3/2010

	Forecast	Change	Result
Ordinary income	3,900.0	733.5	3,166.5
Ordinary profit	870.0	311.2	558.8
Net income	540.0	268.4	271.6

(Reference) Sumitomo Mitsui Banking Corporation

<Non-consolidated>			(Billions of yen)
	FY3/2011		FY3/2010

	Forecast	Change	Result
Gross banking profit	1,550.0	94.7	1,455.3
Expenses	(710.0)	(24.2)	(685.8)
Banking profit (before provision for general reserve for possible loan losses)	840.0	70.5	769.5
Ordinary profit	620.0	157.3	462.7
Net income	460.0	142.0	318.0

Total credit cost (*)	(130.0)	124.7	(254.7)

(*)	(Provision for general reserve for possible loan losses) + (Credit cost included in non-recurring losses)

+ (Recoveries of written-off claims included in Extraordinary gains)

(Sumitomo Mitsui Financial Group)
(Reference 1) Management Policy in FY3/2011 and Business Performance of 1st Half
Management Policy and Strategic Initiatives in FY3/2011: “ ‘Forward looking’ - Transforming our business model to grow steadily under a new regulatory and competitive environment” / “Emphasizing return on risks and costs, in order to improve asset quality and thoroughly control expenses and credit costs”
In order to “secure a resilient capital base” and “reinforce our business portfolio to achieve sustainable growth,” we will strengthen our profitability through allocating more capital and resources into targeted growth business areas including overseas business and securities business. We will also implement improvement of risk-return profile by rebalancing our asset portfolio towards assets with high growth potential from assets with low yields and control on credit costs, while meeting customers’ financial needs.

Securing a resilient capital base	Þ	Maintain over around 10% of consolidated Tier I ratio

•	Steadily accumulating earnings based on our management plan

•	Minimizing risks to our capital posed by volatility in our equity holdings

•	Promoting initiatives toward NYSE listing

Reinforcing business portfolio to achieve sustainable growth	Þ	Target around 10% of consolidated ROE in the medium term

     <Fortify bottom-line profit by reviewing current business / Further increase productivity by improving business processes>
•	Improving risk-return profile by rebalancing our asset portfolio towards assets with high growth potential from assets with low yields while meeting customers’ financing needs / Controlling credit costs and expenses
<Pursue profitability by focusing on targeted growth business areas / Further enhance customer responsiveness by leveraging advisory functions>
Focused Business Areas in Global Markets Solution Providing for Corporations / Investment Banking, Trust Business Wholesale / Retail Securities Business Financial Consulting for Individuals Payment & Settlement Services, Consumer Finance
Overview of Business Performance of 1st Half, FY3/2011 and Progress of Strategic Initiatives
SMFG’s Consolidated net income in 1st Half, FY3/2011 increased by JPY 294.0 billion year over year to JPY 417.5 billion, JPY 257.5 billion higher than May 2010 forecast, due mainly to favorable performance of SMBC and contribution of other group companies. Both SMFG’s consolidated Net income and SMBC’s non-consolidated Net income were the highest half-year Net income since the merger in April, 2001.
We have fortified our overseas operation through expanding channel network and reinforcing our organization. At the same time, we have enhanced collaborative framework between SMBC and Nikko Cordial Securities, while strengthening Nikko’s wholesale business. In addition, in order to accelerate “development of our business as a global player,” we listed on NYSE in November, 2010.

Securing a resilient capital base

<Favorable performance>
   (SMBC non-consolidated)

Gross banking profit _______	Marketing units’ performance was fairly in line with the business plan

Treasury Unit’s performance substantially increased compared with the business plan
Overhead ratio __________	Substantially decreased year over year
Total credit cost _________	Substantially decreased year over year
   (SMFG consolidated)

Net income ___________	Substantially increased compared with 1H, FY3/10 and May 2010 forecast due mainly to increase in SMBC’s Net income
Tier I ratio ___________	Increased to 12.32% (as of Sep. 2010)
(preliminary)

				Change from
				May 2010
	(JPY bn)	1H, FY3/11	YOY change	forecast

<SMBC	Gross banking profit	838.6	+ 119.2	+ 118.6
non-consolidated>	Expenses	(345.3)	(3.6)	+ 4.7
	<OHR>	41.2%	(6.3)%	(7.4)%
	Banking profit*	493.3	+ 115.6	+ 123.3

	Total credit cost	(43.3)	+ 113.6	+ 66.7
	Net income	351.2	+ 238.6	+ 201.2

<SMFG consolidated>	Net income	417.5	+ 294.0	+ 257.5

	* Before provision for general reserve for possible loan losses
   <Listed on NYSE (Nov. 2010)>

Reinforcing business portfolio to achieve sustainable growth

<Focused Business Areas in Global Markets>
•	Reorganized to facilitate support for Japanese corporate customers in China in a globally integrated manner (Apr. 2010)

•	Expanded overseas channel network centered on China
-	Opened 3 channels and received approval to open 3 channels
•	Established Financial Products Marketing Dept. in Singapore (May 2010)

•	Agreed capital/business alliances with leading local banks
-	Kotak Mahindra Bank (India), Banco de Bogota (Colombia)
<Wholesale / Retail Securities Business (Nikko Cordial Securities)>
•	Named as a primary dealer of JGB (Apr. 2010)

•	Strengthened equity-related business
-	Commenced operations of new equity trading system, Established Equity Research Division (Aug. 2010)
•	Expansion of overseas network
-	Started securities business in the U.K. through SMBC’s subsidiary (Oct. 2010)
•	Enhanced collaboration with SMBC
-	Expanded referral services for corporations

-	Commenced securities intermediary business for individuals

-	Established joint private banking business with SMBC and Barclays (Jun. 2010)

-	Started bank agency services (Oct. 2010) etc.

(Sumitomo Mitsui Financial Group)

(Reference 2) Exposure of Securitized Products
- Managerial accounting basis

1. Securitized Products
(1)	As of September 30, 2010, the Group held 0.1 billion yen for sub-prime related securitized products and 27.1 billion yen other than sub-prime related products after write-offs and provisions. Those figures exclude Government Sponsored Enterprises (“GSE”) etc.

(2)	No loss was recorded on securitized products in the first half of FY3/2011.
(1) Sub-prime related products

<Consolidated>												(Billions of yen)

	September 30, 2010							March 31, 2010
	Balances					Net		Balances				Net		Ratings of

	(after	Change			Change	unrealized	Change	(after				unrealized		underlying assets
	provisions	from	Overseas		from	gains/losses	from	provisions		Overseas		gains/losses		etc.
	and	Mar. 31,			Mar. 31,	(after	Mar. 31,	and				(after
	write-offs)	2010			2010	write-offs)	2010	write-offs)				write-offs)

Investments to securitized products	0.1	(0.0)	0.1		(0.0)	0.2	0.2	0.1		0.1		0.0		Speculative ratings

Total	0.1	(0.0)	0.1		(0.0)	0.2	0.2	0.1		0.1		0.0

(2) Products other than sub-prime related (Excludes GSE etc.)
<Consolidated>												(Billions of yen)

	September 30, 2010							March 31, 2010
	Balances					Net		Balances				Net		Ratings of

	(after	Change			Change	unrealized	Change	(after				unrealized		underlying assets
	provisions	from	Overseas		from	gains/losses	from	provisions		Overseas		gains/losses		etc.
	and	Mar. 31,			Mar. 31,	(after	Mar. 31,	and				(after
	write-offs)	2010			2010	write-offs)	2010	write-offs)				write-offs)

Cards	2.6	2.6	2.6		2.6	0.0	0.0		-		-		-	BBB

CLO	2.1	(0.8)	2.1		(0.8)	0.6	0.1	2.9		2.9		0.5

Senior	2.0	(0.8)	2.0		(0.8)	(0.1)	0.1	2.8		2.8		(0.2)		AAA~AA

Equity	0.1	(0.0)	0.1		(0.0)	0.7	0.0	0.1		0.1		0.7		No ratings

CMBS	12.8	(0.8)		-	-	0.1	0.1	13.6			-	0.0		AAA~BBB

RMBS	9.6	9.6		-	-	0.0	0.0		-		-		-	AAA

Investments to securitized products	27.1	10.6	4.7		1.8	0.7	0.2	16.5		2.9		0.5

Total	27.1	10.6	4.7		1.8	0.7	0.2	16.5		2.9		0.5

(Notes)	1.	“Senior” means the upper tranche under senior-subordinate structure.

	2.	Credit ratings are in principle indicated by the lower of S&P ratings and Moody’s ratings. Notation of credit ratings is followed by the notation system of S&P.

	3.	There is no amount of ABCP.

	4.	Excludes GSE and SMBC’s exposure to subordinated beneficiaries owned through the securitization of SMBC’s loan receivables (see next page for details).

(Sumitomo Mitsui Financial Group)
(Reference 1)
Government Sponsored Enterprises (“GSE”) etc.
<Consolidated>

	September 30, 2010						March 31, 2010			Ratings of underlying assets, etc.
	Balances				Net unrealized gains/losses		Balances		Net unrealized gains/losses
			Overseas					Overseas
		Change from		Change from		Change from
		Mar. 31,		Mar. 31,		Mar. 31,
		2010		2010		2010

GSE etc.	79.1	43.2	79.1	43.2	0.5	0.3	35.9	35.9	0.2	AAA

(Notes)	1.	GSE etc. includes GNMA, FNMA and FHLMC. Besides RMBS, SMFG held bonds issued by GSEs (FNMA and FHLMC) of 0.1 billion yen.

	2.	Credit ratings are in principle indicated by the lower of S&P ratings and Moody’s ratings. Notation of credit ratings is followed by the notation system of S&P.
(Reference 2)
Subordinated beneficiaries in securitization of SMBC’s loans
Most of the securitized assets are domestic residential mortgage loans with low default rates.
SMBC properly conducts self-assessment and has made the necessary write-offs and provisions for the subordinated beneficiaries.

								(Billions of yen)
	September 30, 2010					March 31, 2010

					Reserve for possible loan losses				Reserve for possible loan losses
	Balances	Change from Mar. 31, 2010	Overseas	Subprime- related		Balances	Overseas	Subprime- related
Receivables of residential mortgage loans	253.7	4.9	-	-	-	248.8	-	-	-
Receivables of loans to corporations	7.8	(0.0)	-	-	2.9	7.8	-	-	3.0

Total	261.5	4.9	-	-	2.9	256.6	-	-	3.0

(Notes)	1.	No subsidiary other than SMBC has those subordinated beneficiaries mentioned above.

	2.	Reserves do not include general reserve for possible loan losses for normal borrowers.
2. Transactions with Monoline Insurance Companies
Monoline insurance companies guarantee payment on underlying or reference assets. Our recognition of profit or loss on the transactions with monoline insurance companies is basically affected by the credit conditions and prices of underlying or reference assets, and is also affected by the credit conditions of monoline insurance companies.
(1) Credit derivatives (Credit Default Swap [“CDS”]) transactions with monoline insurance companies
In CDS*1 brokerage transactions, positions are covered through transactions with monoline insurance companies.
As of September 30, 2010, the Group’s exposure*2 to monoline insurance companies totaled approx. 32.0 billion yen.
Reference assets of these CDS transactions are rated investment grade or equivalent, and do not include subprime-related assets.
No loss was recorded on such transactions in the first half of FY3/2011.
(	*1	Derivatives to hedge credit risks	)

	*2	Mark-to-market value claimable to monoline insurance companies for net loss of reference assets on the settlement

<Consolidated>	(Billions of yen)

	September 30, 2010			March 31, 2010		September 30, 2010		March 31, 2010

	Net exposure	Change from	Reserve for	Net exposure	Reserve for	Amount of	Change from	Amount of
		Mar. 31,	possible		possible	reference	Mar. 31,	reference
		2010	loan losses		loan losses	assets	2010	assets

Exposure to CDS transactions with monoline insurance companies	31.8	(16.7)	8.7	48.5	13.6	453.1	(50.0)	503.1

(Sumitomo Mitsui Financial Group)
(2) Loans and investments guaranteed by monoline insurance companies etc.

Underlying assets are those of project finance and local government bonds rated investment grade or equivalent, and include no subprime-related assets. SMFG conducts self-assessment to these loans and investments properly.

<Consolidated>				(Billions of yen)

	September 30, 2010			March 31, 2010

			Reserve for		Reserve for
	Exposure	Change from Mar. 31, 2010	possible loan losses	Exposure	possible loan losses
Loans and investments guaranteed or insured by monoline insurance companies	9.0	(0.5)	0.0	9.5	0.0

(Reference)	In addition, we had approx. 0.3 billion yen in commitment contracts (fully-drawn) to insurance companies with monoline insurance as group members.
3. Leveraged loans

(1)	As of September 30, 2010, the Group’s balance of financing for mergers and acquisitions of whole or part of companies was approx. 590 billion yen and undrawn commitments for them was approx. 110 billion yen.

(2)	In providing loans and commitment lines for mergers and acquisitions, we carefully scrutinize stability of cash flow of the borrowers, and, diversify the exposure especially for overseas portfolio in order to reduce concentration risk. At the same time, in credit risk management, we monitor each of such transactions individually, making loss provisions properly, thereby maintaining the quality of both domestic and overseas portfolios.

<Consolidated>							(Billions of yen)

	September 30, 2010					March 31, 2010

					Reserve for			Reserve for
	Loans	Change from Mar. 31, 2010	Undrawn commitments	Change from Mar. 31, 2010	possible loan losses	Loans	Undrawn commitments	possible loan losses

Europe	215.9	(45.2)	26.5	(2.3)	8.3	261.1	28.8	6.2

Japan	223.4	47.2	10.0	(1.8)	13.9	176.2	11.8	12.7

United States	94.8	(18.4)	67.3	(6.2)	12.8	113.2	73.5	12.2

Asia (excluding Japan)	51.7	(7.9)	6.4	(3.0)	4.1	59.6	9.4	2.3

Total	585.8	(24.3)	110.2	(13.3)	39.1	610.1	123.5	33.4

(Notes)	1.	Above figures include the amount to be sold of approx. 6 billion yen.

		In the first half of FY3/2011, we sold leveraged loans of approx. 5 billion yen, and loss on the sale amounted to approx. 0.3 billion yen.

	2.	Above figures do not include leveraged loans which are included in underlying assets of “1. Securitized Products” shown on page 22.

	3.	Reserves do not include general reserve for possible loan losses against normal borrowers.

(Sumitomo Mitsui Financial Group)
4.	Asset Backed Commercial Paper (ABCP) Programs as Sponsor

(1)	The Group sponsors issuance of ABCP, whose reference assets are such as clients’ receivables, in order to fulfill clients’ financing needs.

Specifically, as a sponsor, we provide services to special purpose vehicles, which are set up for clients’ financing needs, for purchase of claims, financing, issuance and sales of ABCPs. We also provide liquidity and credit supports for such special purpose vehicles.

(2)	As of September 30, 2010, the total notional amount of reference assets of sponsored ABCP programs was approx. 350 billion yen. Most of the reference assets are high-grade claims of corporate clients and do not include subprime loan related assets.

In addition, regarding the exposure of liquidity and credit supports, we conduct self-assessment, making provisions and write-offs properly.

(Billions of yen)

Types of reference assets
	September 30, 2010					March 31, 2010			Support for programs

	Notional amount of reference assets		Overseas		Reserve for possible loan losses	Notional amount of reference assets	Overseas	Reserve for possible loan losses	Liquidity support	Credit support
		Change from Mar. 31, 2010		Change from Mar. 31, 2010

Claims on corporations	321.4	(146.4)	88.2	(16.9)	-	467.8	105.1	-	yes	yes

Claims on financial institutions	14.3	(3.4)	14.3	(3.4)	-	17.7	17.7	-	yes	yes

Retail loan claims	16.4	0.6	16.4	0.6	-	15.8	15.8	-	yes	yes

Total	352.1	(149.2)	118.9	(19.7)	-	501.3	138.6	-

(Note) Reserves do not include general reserve for possible loan losses against normal borrowers.

(Reference)	In addition, we provide liquidity and credit supports for ABCP programs which are sponsored by other banks.

Total notional amount of reference assets of such programs are approx. 47 billion yen.
5.	Others
We have no securities issued by Structured Investment Vehicles.

(Sumitomo Mitsui Financial Group)
(Reference 3) Financial Statements of SMBC
1. Balance Sheet (Condensed) <SMBC Non-consolidated>
(Millions of yen)

	September 30, 2010 (A)		September 30, 2009 (A)		Change (A-B)	March 31, 2010 (C)		Change (A-C)

Assets
Cash and due from banks	4,371,328		4,860,699		(489,371)	5,271,989		(900,661)
Call loans	271,290		258,267		13,023	486,981		(215,691)
Receivables under resale agreements	42,152		44,199		(2,047)	45,594		(3,442)
Receivables under securities borrowing transactions	985,113		1,303,187		(318,074)	1,703,828		(718,715)
Bills bought	30,265		41,122		(10,857)	27,197		3,068
Monetary claims bought	509,735		410,339		99,396	435,027		74,708
Trading assets	4,572,346		4,020,630		551,716	3,670,091		902,255
Money held in trust	10,241		9,177		1,064	10,724		(483)
Securities	33,436,757		27,659,892		5,776,865	28,536,200		4,900,557
Loans and bills discounted	57,392,444		58,898,698		(1,506,254)	56,619,058		773,386
Foreign exchanges	866,496		646,550		219,946	743,446		123,050
Other assets	2,308,024		2,664,934		(356,910)	1,823,647		484,377
Tangible fixed assets	706,656		706,900		(244)	705,036		1,620
Intangible fixed assets	131,262		129,819		1,443	133,323		(2,061)
Deferred tax assets	435,749		517,755		(82,006)	456,556		(20,807)
Customers’ liabilities for acceptances and guarantees	3,514,376		3,639,618		(125,242)	3,625,868		(111,492)
Reserve for possible loan losses	(747,064)		(780,014)		32,950	(758,178)		11,114
Reserve for possible losses on investments	(12,919)		(2,300)		(10,619)		-	(12,919)

Total assets	108,824,258		105,029,480		3,794,778	103,536,394		5,287,864

Liabilities
Deposits	70,257,529		68,846,649		1,410,880	70,457,266		(199,737)
Negotiable certificates of deposit	9,201,391		8,455,041		746,350	7,173,373		2,028,018
Call money	1,841,321		2,745,552		(904,231)	1,554,374		286,947
Payables under repurchase agreements	910,690		1,058,696		(148,006)	492,311		418,379
Payables under securities lending transactions	2,602,018		2,925,047		(323,029)	3,407,301		(805,283)
Commercial paper	351,205			-	351,205	310,787		40,418
Trading liabilities	3,774,112		2,813,822		960,290	2,909,131		864,981
Borrowed money	3,121,630		3,854,764		(733,134)	2,747,767		373,863
Foreign exchanges	280,184		231,652		48,532	214,526		65,658
Short-term bonds	41,999		198,164		(156,165)	164,678		(122,679)
Bonds	3,336,711		3,443,196		(106,485)	3,245,992		90,719
Due to trust account	187,298		111,667		75,631	159,554		27,744
Other liabilities	3,721,975		2,299,125		1,422,850	1,600,879		2,121,096
Reserve for employee bonuses	9,902		9,688		214	10,207		(305)
Reserve for executive bonuses		-		-	-	426		(426)
Reserve for executive retirement benefits		-	4,842		(4,842)	5,147		(5,147)
Reserve for point service program	1,300		1,171		129	1,862		(562)
Reserve for reimbursement of deposits	8,610		8,532		78	10,634		(2,024)
Reserve under the special law		-	0		(0)		-	-
Deferred tax liabilities for land revaluation	46,335		46,533		(198)	46,352		(17)
Acceptances and guarantees	3,514,376		3,639,618		(125,242)	3,625,868		(111,492)

Total liabilities	103,208,594		100,693,766		2,514,828	98,138,445		5,070,149

Net assets
Capital stock	1,770,996		1,262,959		508,037	1,770,996		-
Capital surplus	2,473,558		1,965,521		508,037	2,473,558		-
Capital reserve	1,771,043		1,263,006		508,037	1,771,043		-
Other capital surplus	702,514		702,514		-	702,514		-
Retained earnings	993,006		592,342		400,664	704,485		288,521
Other retained earnings	993,006		592,342		400,664	704,485		288,521
Reserve for losses on overseas investments	0		0		(0)	0		-
Voluntary reserve for retirement allowances	1,656		1,656		-	1,656		-
Voluntary reserve	219,845		219,845		-	219,845		-
Retained earnings brought forward	771,505		370,840		400,665	482,983		288,522
Total stockholders’ equity	5,237,561		3,820,822		1,416,739	4,949,040		288,521

Net unrealized gains (losses) on other securities	208,756		413,290		(204,534)	379,353		(170,597)
Net deferred gains (losses) on hedges	147,834		79,921		67,913	48,020		99,814
Land revaluation excess	21,511		21,679		(168)	21,535		(24)
Total valuation and translation adjustments	378,102		514,891		(136,789)	448,909		(70,807)

Total net assets	5,615,664		4,335,714		1,279,950	5,397,949		217,715

Total liabilities and net assets	108,824,258		105,029,480		3,794,778	103,536,394		5,287,864
(Note) Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

(Sumitomo Mitsui Financial Group)
2.	Income Statement (Condensed) <SMBC Non-consolidated>
(Millions of yen)

	Six months	Six months	Change (A-B)	FY3/2010
	ended Sep. 30,	ended Sep. 30,
	2010 (A)	2009 (B)

Ordinary income	1,174,649	1,077,432	97,217	2,080,536

Interest income	644,005	706,355	(62,350)	1,380,280

Interest on loans and discounts	485,030	549,857	(64,827)	1,062,893

Interest and dividends on securities	128,763	122,723	6,040	229,411

Trust fees	1,025	518	507	1,736

Fees and commissions	211,621	196,019	15,602	412,960

Trading income	135,177	107,525	27,652	115,356

Other operating income	174,399	59,020	115,379	85,788

Other income	8,420	7,992	428	84,413

Ordinary expenses	781,696	930,342	(148,646)	1,617,786

Interest expenses	155,774	188,584	(32,810)	333,919

Interest on deposits	42,676	62,968	(20,292)	111,844

Fees and commissions payments	71,940	65,318	6,622	126,246

Trading losses	-	-	-	-

Other operating expenses	99,937	96,199	3,738	80,703

General and administrative expenses	364,930	366,698	(1,768)	735,181

Other expenses	89,114	213,541	(124,427)	341,735

Ordinary profit	392,952	147,089	245,863	462,749

Extraordinary gains	562	385	177	7,241

Extraordinary losses	3,488	2,368	1,120	15,240

Income before income taxes	390,026	145,106	244,920	454,750

Income taxes-current	19,862	21,637	(1,775)	44,997

Income taxes-deferred	18,963	10,839	8,124	91,757

Total income taxes	38,826	32,477	6,349	136,755

Net income	351,199	112,628	238,571	317,995

 (Note) Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

(Sumitomo Mitsui Financial Group)
3.	Statement of Changes in Net Assets <SMBC Non-consolidated>

Six months ended September 30, 2010	(Millions of yen)

	Capital stock	Capital surplus		Retained earnings				Total stockholders’ equity
		Capital reserve	Other capital surplus	Other retained earnings

				Reserve for losses on overseas investments	Voluntary reserve for retirement allowances	Voluntary reserve	Retained earnings brought forward

Balance at March 31, 2010	1,770,996	1,771,043	702,514	0	1,656	219,845	482,983	4,949,040

Changes in the six months

Cash dividends							(62,702)	(62,702)

Net income							351,199	351,199

Transfer from land revaluation excess							23	23

Net changes in the items other than stockholders’ equity in the six months

Net changes in the six months	-	-	-	-	-	-	288,521	288,521

Balance at September 30, 2010	1,770,996	1,771,043	702,514	0	1,656	219,845	771,505	5,237,561

(Millions of yen)

	Valuation and translation adjustments

	Net unrealized gains on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Total valuation and translation adjustments	Total net assets

Balance at March 31, 2010	379,353	48,020	21,535	448,909	5,397,949

Changes in the six months

Cash dividends					(62,702)

Net income					351,199

Transfer from land revaluation excess					23

Net changes in the items other than stockholders’ equity in the six months	(170,596)	99,814	(23)	(70,806)	(70,806)

Net changes in the six months	(170,596)	99,814	(23)	(70,806)	217,714

Balance at September 30, 2010	208,756	147,834	21,511	378,102	5,615,664

 (Note) Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

(Sumitomo Mitsui Financial Group)
3. Statement of Changes in Net Assets <SMBC Non-consolidated>

Six months ended September 30, 2009	(Millions of yen)

		Capital surplus		Retained earnings
		Capital reserve		Other retained earnings
	Capital		Other	Reserve for	Voluntary		Retained	Total
	stock		capital	losses on	reserve for	Voluntary	earnings	stockholders’
			surplus	overseas	retirement	reserve	brought	equity
				investments	allowances		forward

Balance at March 31, 2009	664,986	665,033	702,514	0	1,656	219,845	278,165	2,532,201

Changes in the six months

Issuance of new shares	597,972	597,972						1,195,945

Cash dividends							(19,947)	(19,947)

Net income							112,628	112,628

Transfer from land revaluation excess							(5)	(5)

Net changes in the items other than stockholders’ equity in the six months

Net changes in the six months	597,972	597,972	-	-	-	-	92,675	1,288,621

Balance at September 30, 2009	1,262,959	1,263,006	702,514	0	1,656	219,845	370,840	3,820,822

				(Millions of yen)

	Valuation and translation adjustments
	Net	Net		Total
	unrealized	deferred	Land	valuation	Total net
	gains on	gains	revaluation	and	assets
	other	(losses) on	excess	translation
	securities	hedges		adjustments

Balance at March 31, 2009	(52,741)	45,359	21,673	14,291	2,546,493

Changes in the six months

Issuance of new shares					1,195,945

Cash dividends					(19,947)

Net income					112,628

Transfer from land revaluation excess					(5)

Net changes in the items other than stockholders’ equity in the six months	466,032	34,562	5	500,599	500,599

Net changes in the six months	466,032	34,562	5	500,599	1,789,220

Balance at September 30, 2009	413,290	79,921	21,679	514,891	4,335,714

     (Note) Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

(Sumitomo Mitsui Financial Group)
3. Statement of Changes in Net Assets <SMBC Non-consolidated>

Year ended March 31, 2010	(Millions of yen)

		Capital surplus		Retained earnings
				Other retained earnings
	Capital	Capital	Other	Reserve for	Voluntary		Retained	Total
	stock	reserve	capital	losses on	reserve for	Voluntary	earnings	stockholders’
			surplus	overseas	retirement	reserve	brought	equity
				investments	allowances		forward

Balance at March 31, 2009	664,986	665,033	702,514	0	1,656	219,845	278,165	2,532,201

Changes in FY3/2010

Issuance of new shares	1,106,010	1,106,010						2,212,020

Transfer from reserve for losses on overseas investments				(0)			0	-

Cash dividends							(113,314)	(113,314)

Net income							317,995	317,995

Transfer from land revaluation excess							137	137

Net changes in the items other than stockholders’ equity in FY3/2010

Net changes in the year	1,106,010	1,106,010	-	(0)	-	-	204,818	2,416,838

Balance at March 31, 2010	1,770,996	1,771,043	702,514	0	1,656	219,845	482,983	4,949,040

				(Millions of yen)

	Valuation and translation adjustments
	Net	Net	Land revaluation excess	Total
	unrealized	deferred		valuation	Total net
	gains on	gains		and	assets
	other	(losses) on		translation
	securities	hedges		adjustments

Balance at March 31, 2009	(52,741)	45,359	21,673	14,291	2,546,493

Changes in FY3/2010

Issuance of new shares					2,212,020

Transfer from reserve for losses on overseas investments					-

Cash dividends					(113,314)

Net income					317,995

Transfer from land revaluation excess					137

Net changes in the items other than stockholders’ equity in FY3/2010	432,095	2,660	(137)	434,617	434,617

Net changes in the year	432,095	2,660	(137)	434,617	2,851,456

Balance at March 31, 2010	379,353	48,020	21,535	448,909	5,397,949

     (Note) Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

(Sumitomo Mitsui Financial Group)
4. Market Value Information on Securities <SMBC Non-consolidated>
[1] Securities
In addition to “Securities” stated in the non-consolidated balance sheet, negotiable certificates of deposit classified as
“Cash and due from banks” and beneficiary claims on loan trust classified as “Monetary claims bought” are included in the amounts below.
(1) Bonds classified as held-to-maturity

(Millions of yen)
		Sep. 30, 2010
	Type	Balance sheet	Fair value	Net unrealized
		amount		gains (losses)

Bonds whose fair value is above the balance sheet amount	Japanese government bonds	3,230,628	3,307,142	76,514

	Japanese local government bonds	93,462	96,805	3,342

	Japanese corporate bonds	214,806	221,991	7,185

	Subtotal	3,538,897	3,625,939	87,041

Bonds whose fair value is below the balance sheet amount	Japanese government bonds	-	-	-

	Japanese local government bonds	-	-	-

	Japanese corporate bonds	-	-	-

	Subtotal	-	-	-

	Total	3,538,897	3,625,939	87,041

(2) Investments in subsidiaries and affiliates
(Millions of yen)
		Sep. 30, 2010
		Balance sheet	Fair value	Net unrealized
		amount		gains (losses)

Stocks of subsidiaries		61,661	49,882	(11,778)

Stocks of affiliates		48,135	28,345	(19,790)

Total		109,797	78,227	(31,569)

(Note) Stocks of subsidiaries and affiliates whose fair value is extremely difficult to obtain.

(Millions of yen)
Balance sheet
amount

Stocks of subsidiaries	1,910,758

Stocks of affiliates	106,779

Others	43,036

Total	2,060,574

These amounts are not included in “Investments of subsidiaries and affiliates” shown above since there are no market prices and it is extremely difficult to determine their fair values.
(3) Other securities

		(Millions of yen)

		Sep. 30, 2010
	Type	Balance sheet	Acquisition cost	Net unrealized
		amount		gains (losses)
Securities whose balance sheet amount is above the acquisition cost	Stocks	1,210,318	829,734	380,584
	Bonds	15,559,544	15,437,675	121,869
	Japanese government bonds	12,735,111	12,685,039	50,071
	Japanese local government bonds	213,138	210,398	2,739
	Japanese corporate bonds	2,611,294	2,542,236	69,057
	Others	4,333,866	4,236,947	96,918
	Subtotal	21,103,729	20,504,356	599,372
Securities whose balance sheet amount is below the acquisition cost	Stocks	877,023	1,119,913	(242,889)
	Bonds	4,286,947	4,290,569	(3,621)
	Japanese government bonds	4,041,034	4,041,396	(362)
	Japanese local government bonds	1,621	1,621	(0)
	Japanese corporate bonds	244,291	247,550	(3,258)
	Others	1,334,822	1,374,913	(40,091)
	Subtotal	6,498,792	6,785,396	(286,603)
	Total	27,602,522	27,289,753	312,769

(Note) 1.	Net unrealized gains (losses) on other securities shown above include losses of 968 million yen that are recognized in the earnings by applying fair value hedge accounting.
2.	Securities whose fair value is extremely difficult to determine.

(Millions of yen)

Balance sheet
amount
Stocks	209,553
Others	327,079
Total	536,613

These amounts are not included in “Other securities” shown above since there are no market prices and it is extremely difficult to determine their fair values.

(Sumitomo Mitsui Financial Group)
(4) Write-down of securities
Other securities with fair value are considered as impaired if the fair value decreases materially below the acquisition cost, and such decline is not considered recoverable. The fair value is recognized as the balance sheet amount and the amount of write-down is accounted for as valuation loss for this period. Valuation loss for this period is 9,598 million yen. The rule for determining “material decline” is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/ Effectively bankrupt/ Potentially bankrupt issuers	Fair value is lower than acquisition cost.
Issuers requiring caution	Fair value is 30% or more lower than acquisition cost.
Normal issuers	Fair value is 50% or more lower than acquisition cost.
Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt
Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt
Potentially bankrupt issuers: Issuers that are not currently bankrupt but perceived to have a high risk of falling into bankruptcy
Issuers requiring caution: Issuers that are identified for close monitoring
Normal issuers: Issuers other than the above four categories of issuers
[2] Money held in trust
Other money held in trust (Other than classified as trading or held-to-maturity purpose)

(Millions of yen)

	September 30, 2010

	Balance sheet amount	Acquisition cost	Net unrealized gains (losses)	of which whose balance sheet amount is above the acquisition cost	of which whose balance sheet amount is below the acquisition cost

Other money held in trust	8,802	8,886	(83)	-	(83)

5. Statements of Trust Assets and Liabilities <SMBC Non-consolidated>

(Millions of yen)

	September 30, 2010 (A)	September 30, 2009 (B)	Change (A-B)	March 31, 2010 (C)	Change (A-C)

Loans and bills discounted	222,090	221,900	190	221,970	120
Securities	418,381	357,836	60,545	457,585	(39,204)
Securities held in custody accounts	3,069	3,126	(57)	3,070	(1)
Monetary claims	506,567	387,698	118,869	465,734	40,833
Tangible fixed assets	25	35	(10)	19	6
Intangible fixed assets	15	32	(17)	8	7
Other claims	2,275	3,310	(1,035)	2,918	(643)
Call loans	94,352	30,647	63,705	52,302	42,050
Due from banking account	187,298	111,667	75,631	159,554	27,744
Cash and due from banks	38,569	31,117	7,452	40,072	(1,503)

Total assets	1,472,645	1,147,370	325,275	1,403,236	69,409

Designated money trusts	582,171	377,940	204,231	537,388	44,783
Specified money trusts	148,154	145,056	3,098	163,750	(15,596)
Money in trusts other than money trusts	220,018	220,012	6	220,008	10
Security trusts	3,226	3,138	88	3,082	144
Monetary claims trusts	500,596	378,002	122,594	458,273	42,323
Equipment trusts	55	81	(26)	51	4
Composite trusts	18,422	23,117	(4,695)	20,681	(2,259)
Other trusts	-	21	(21)	-	-

Total liabilities	1,472,645	1,147,370	325,275	1,403,236	69,409

(Notes) 1.	Amounts less than 1 million yen are rounded down.
2.	SMBC has no co-operative trusts under other trust bank’s administration.
3.	SMBC does not handle any trusts with principal indemnification.
4.	Balance of self-declaration of trust, which is not included in the table above, was 32,500 million yen on September 30, 2010 and 8,000 million yen on March 31, 2010. We had no balance of self-declaration of trust on September 30, 2009.